UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1) *
Home Inns & Hotels Management Inc.
(Name of Issuer)
Ordinary Shares, par value US$0.005 per share
(Title of Class of Securities)
43713W107
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE

CUSIP No.	43713W107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) IDG Technology Venture Investments, LP 04-3552693

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	43713W107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) IDG Technology Venture Investments, LLC 04-3552695

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		279,506[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		279,506[1]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

279,506[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Represented by 139,753 American Depositary Shares.

CUSIP No.	43713W107

1	NAMES OF REPORTING PERSONS Patrick J. McGovern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		800,000[2]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		279,506[1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		800,000[2]

WITH:	8	SHARED DISPOSITIVE POWER

279,506[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,079,506[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Represented by 139,753 American Depositary Shares.
2 Represented by 400,000 American Depositary Shares.
3 Represented by 539,753 American Depositary Shares.

CUSIP No.	43713W107

1	NAMES OF REPORTING PERSONS Quan Zhou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		279,506[1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		279,506[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	279,506[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Represented by 139,753 American Depositary Shares.

ITEM 1.
(a)	NAME OF ISSUER:

Home Inns & Hotels Management Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 400 Tian Yao Qiao Road Shanghai 200030 People’s Republic of China
ITEM 2.
(a)	NAME OF PERSONS FILING:
1.	IDG Technology Venture Investments, LP

2.	IDG Technology Venture Management, LLC

3.	Patrick J. McGovern

4.	Quan Zhou
     The above persons have agreed that this Statement may be filed by IDG Technology Venture Investment, LP on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Statement.
     IDG Technology Venture Investments, LP (“IDG Ventures LP”) is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Ventures LP is IDG Technology Venture Investments, LLC, a limited liability company organized under the laws of the State of Delaware (“IDG Ventures LLC”). The managing members of IDG Ventures LLC are Patrick J. McGovern and Quan Zhou.
(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For all reporting persons other than Mr. Zhou:

One Exeter Plaza Boston, MA 02109

For Mr. Zhou:

Room 616, Tower A COFCO Plaza 8 Jianguomennei Dajie Beijing 100005, People’s Republic of China

(c)	CITIZENSHIP:

     Mr. McGovern and Mr. Zhou are each United States citizens. The jurisdiction of organization of the other reporting persons is as follows: IDG Ventures LP: Delaware; and IDG Ventures LLC: Delaware.
(d)	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

(e)	CUSIP NUMBER:

43713W107
ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

ITEM 4.	OWNERSHIP:
(a)	Amount Beneficially Owned:

IDG Ventures LP: 0 Ordinary Shares.

IDG Ventures LLC: 279,506[1] Ordinary Shares.
     Mr. McGovern: 1,079,5063 Ordinary Shares, including 279,5061 Ordinary Shares held by IDG Ventures LLC and 800,0002 Ordinary Shares held by International Data Group, Inc. Mr. McGovern, as a managing member of IDG Ventures LLC and a controlling person of International Data Group, Inc., may be deemed a “beneficial owner” of the Ordinary Shares held by such entities. Mr. McGovern disclaims his beneficial ownership of such Ordinary Shares except to the extent of his pecuniary interest in such Ordinary Shares.
     Mr. Zhou, as a managing member of IDG Ventures LLC, may each be deemed a “beneficial owner” of the 279,5061 Ordinary Shares held by IDG Ventures LP. Mr. Zhou disclaims his beneficial ownership of such Ordinary Shares except to the extent of his pecuniary interest in such Ordinary Shares.
(b)	Percent of Class:

IDG Ventures LP: — IDG Ventures LLC: 0.4% Mr. McGovern: 1.5% Mr. Zhou: 0.4%

(c)	Number of Shares as to Which Such Person Has:
     (i) Sole power to vote or to direct the vote: IDG Ventures LP, none; IDG Ventures LLC, 279,5061; Patrick J. McGovern, 800,0002; Quan Zhou, none.
     (ii) Shared power to vote or to direct the vote: IDG Ventures LP, none; IDG Ventures LLC, none; Patrick J. McGovern, 279,5061; Quan Zhou, 279,5061.
     (iii) Sole power to dispose or to direct the disposition of: IDG Ventures LP, none; IDG Ventures LLC, 279,5061; Patrick J. McGovern, 800,0002; Quan Zhou, none.

     1   Represented by 139,753 American Depositary Shares.
     2   Represented by 400,000 American Depositary Shares.
     3   Represented by 539,753 American Depositary Shares.

     (iv) Shared power to dispose or to direct the disposition of: IDG Ventures LP, none; IDG Ventures LLC, none; Patrick J. McGovern, 279,5061; Quan Zhou, 279,5061.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [Ö]

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM 10.	CERTIFICATION:

N/A

[1]	Represented by 139,753 American Depositary Shares.

Joint Filing Agreement
We, the undersigned, hereby agree that the Schedule 13G/A to which this Agreement is an Exhibit, which is being filed in connection with the securities of Home Inns & Hotels Management Inc., is being filed on behalf of each of us.

February 13, 2007
IDG TECHNOLOGY VENTURE INVESTMENTS, LP
By:	IDG TECHNOLOGY VENTURE INVESTMENTS, LLC Its General Partner

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Managing Member

IDG TECHNOLOGY VENTURE INVESTMENTS, LLC
By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Managing Member

/s/ Patrick J. McGovern
Patrick J. McGovern

/s/ Quan Zhou
Quan Zhou

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
IDG TECHNOLOGY VENTURE INVESTMENTS, LP
By:	IDG TECHNOLOGY VENTURE INVESTMENTS, LLC Its General Partner

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Managing Member

IDG TECHNOLOGY VENTURE INVESTMENTS, LLC
By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Managing Member

/s/ Patrick J. McGovern
Patrick J. McGovern

/s/ Quan Zhou
Quan Zhou